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                                                                      EXHIBIT 12

                MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

                                                                             (DOLLARS IN MILLIONS)
                                                                            YEAR ENDED DECEMBER 31
                                                        ------------------------------------------
                                                         2003      2002     2001     2000     1999
                                                        ------    ------    ----    ------    ----
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES:
  Income from continuing operations before income
     taxes and cumulative effect of accounting
     change, net....................................    $1,216    $1,001    $305    $  873    $860
  (Deduct) add equity in undistributed (earnings)
     loss of fifty-percent-or-less-owned
     companies......................................      --         (10)     (1)      (10)    (19)
  Add interest on indebtedness, net.................       254       229     233       193     121
  Add amortization of debt expense..................        12        13      10         2       1
  Add estimated interest factor for rentals.........        33        26      23        18      15
                                                        ------    ------    ----    ------    ----
  Earnings before income taxes and cumulative effect
     of accounting change, net and fixed charges....    $1,515    $1,259    $570    $1,076    $978
                                                        ======    ======    ====    ======    ====
FIXED CHARGES:
  Interest on indebtedness..........................    $  255    $  228    $238    $  201    $125
  Amortization of debt expense......................        12        13      10         2       1
  Estimated interest factor for rentals.............        33        26      23        18      15
                                                        ------    ------    ----    ------    ----
     Total fixed charges............................    $  300    $  267    $271    $  221    $141
                                                        ------    ------    ----    ------    ----
PREFERRED STOCK DIVIDENDS (A).......................    $   16    $   14       7      --       --
                                                        ------    ------    ----    ------    ----
  Combined fixed charges and preferred stock
     dividends......................................    $  316    $  281    $278    $  221    $141
                                                        ======    ======    ====    ======    ====
RATIO OF EARNINGS TO FIXED CHARGES..................       5.1       4.7     2.1       4.9     6.9
                                                        ======    ======    ====    ======    ====
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS (B)(C)..................       4.8       4.5     2.1       4.9     6.9
                                                        ======    ======    ====    ======    ====

(A) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(B) Excluding the 2003 pre-tax income for litigation settlement of $72 million and the non-cash, pre-tax goodwill impairment charge of $142 million, the 2002 pre-tax charge for litigation settlement, net of $147 million, the 2001 non-cash, pre-tax charge of $530 million and the 2000 non-cash, pre-tax charge of $145 million, the Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends would be 5.0, 5.0, 4.0, and 5.5 for 2003, 2002, 2001 and 2000, respectively.

(C) Prior years have not been adjusted to exclude goodwill amortization expense.